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                          September 16, 2021

       Joshua Harley
       Chief Executive Officer
       Fathom Holdings Inc.
       2000 Regency Parkway Drive
       Suite 300
       Cary, North Carolina 27518

                                                        Re: Fathom Holdings
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 13,
2021
                                                            File No. 333-259478

       Dear Mr. Harley:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joseph
Ambrogi at 202-551-4821 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Donald R. Reynolds